Exhibit 99.1

JMU Limited Reports Unaudited First Quarter 2018 Financial Results

Shanghai, China, May 31, 2018 – JMU Limited (the “Company” or “JMU”) (NASDAQ: JMU), a leading B2B online e-commerce platform that provides integrated services to suppliers and customers in the foodservice industry in China, today announced its financial results for the three months ended March 31, 2018.

First Quarter 2018 Highlights

•	Revenues in the first quarter of 2018 were $29.5 million, representing an increase of 50.1% from $19.7 million in the first quarter of 2017.

•	Gross profit was $225 thousand in the first quarter of 2018, improved from $106 thousand in the first quarter of 2017.

•	B2B online platform recorded gross billing of RMB2.2 billion (US$344.2 million) in the first quarter of 2018, measured in terms of gross merchandise value (“GMV”), increasing 5.2% from gross billing of RMB2.1 billion (US$298.1 million) in the first quarter of 2017.

•	Active customer accounts were 33,025 as of March 31, 2018, decreasing 1.6% from 33,559 as of March 31, 2017.

•	Third-party sellers on the Company’s online marketplace decreased to 15,710 compared to 16,789 as of March 31, 2017.

Ms. Xiaoxia Zhu, Chairperson and Chief Executive Officer commented, “We are pleased to deliver revenue and gross profit growth in the first quarter of 2018 compared to the same period of 2017. This demonstrates solid execution of our business, which aims to maintain strength in our existing market while also capturing new market opportunities that can contribute to our development.”

“Through our strategic partnerships and development of Ready-to-Cook and Ready-to-Eat products, we are able to expand our portfolio of products and services that fulfill a wide range of customer demands. We look forward to continuing to build our company’s market position and maintaining operational efficiency as we scale the business.” Ms. Zhu concluded.

First Quarter 2018 Financial Performance

Revenues were $29.5 million for the first quarter of 2018, representing an increase of 50.1% from $19.7 million in the first quarter of 2017. The growth of revenue in the first quarter of 2018 was mainly due to the increase in order volumes.

Cost of revenues was $29.3 million for the first quarter of 2018, increasing 49.8% from $19.6 million in the first quarter of 2017, which was generally in line with the growth of the Company’s revenues.

Gross profit for the first quarter of 2018 was $225.0 thousand, representing a 112.3% increase from $105.9 thousand in the first quarter of 2017.

Selling and marketing expenses in the first quarter of 2018 decreased 58.0% to $1.6 million from $3.9 million in the first quarter of 2017. As a percentage of total revenue, selling and marketing expense was 5.5% and 19.7% in the first quarter of 2018 and the same period of 2017, respectively.

General and administrative expenses in the first quarter of 2018 were $1.2 million, representing a decrease of 32.8% compared to $1.8 million in the first quarter of 2017. As a percentage of total revenues, general and administrative expenses were 4.2% and 9.3% in the first quarter of 2018 and the same period 2017, respectively. The decrease was primarily a result of the Company’s improvement in management and operational efficiency.

Loss from operations in the first quarter of 2018 was $2.6 million, a 53.0% decrease from a loss from operations of $5.6 million in the first quarter of 2017.

Net loss attributable to the Company in the first quarter of 2018 was $2.7 million, representing a decrease of 46.3% compared to $5.1 million in the first quarter of 2017. Non-GAAP net loss attributable to the Company, which excludes amortization of acquired intangible assets, impairment loss, share-based compensation, and related provision for income tax benefits, was $2.3 million in the first quarter of 2018 compared to $3.0 million in the same period of 2017. For the quarters ended March 31, 2018 and March 31, 2017, the Company’s weighted average number of ordinary shares used in computing loss per ordinary share was 1,476,257,423 and 1,475,946,602, respectively.

As of March 31, 2018, the Company’s cash and cash equivalents were $1.5 million, decreasing 68.5% compared to $4.9 million as of December 31, 2017. Total shareholders’ equity was $104.8 million as compared to $103.6 million as of December 31, 2017.

Non-GAAP Measures

To supplement our consolidated financial statements presented in accordance with U.S. generally accepted accounting principles (“GAAP”), we use various non-GAAP financial measures that are adjusted from results based on U.S. GAAP to exclude amortization of acquired intangible assets, impairment loss, share-based compensation and related provision for income tax benefits.

Reconciliations of our non-GAAP financial measures to our U.S. GAAP financial measures are shown in tables at the end of this earnings release, which provide more details about the non-GAAP financial measures.

Our non-GAAP financial information is provided as additional information to help investors compare business trends among different reporting periods on a consistent basis and to enhance investors' overall understanding of the historical and current financial performance of our operations and our prospects for the future. Our non-GAAP financial information should be considered in addition to results prepared in accordance with U.S. GAAP, but should not be considered a substitute for or superior to U.S. GAAP financial results. In addition, our calculation of this non-GAAP financial information may be different from the calculation used by other companies, and therefore comparability may be limited.

Our non-GAAP information (including non-GAAP loss from operations and net loss attributable to the Company) which is adjusted from results based on U.S. GAAP to exclude amortization of acquired intangible assets, impairment loss , share-based compensation and income tax benefits. A limitation of using these non-GAAP financial measures is that amortization of acquired intangible assets, impairment loss , share-based compensation and related provision for income tax benefits have been and may continue to be for the foreseeable future significant recurring expenses in our results of operations. We compensate for these limitations by providing reconciliations of our non-GAAP financial measures to our U.S. GAAP financial measures. Please see the reconciliation tables at the end of this earnings release.

About JMU Limited

JMU Limited currently operates China’s leading B2B online e-commerce platform that provides integrated services to suppliers and customers in the catering industry. With the help of Internet and cloud technologies, JMU has the vision to reshape the procurement and distribution pattern and build a fair business ecosystem in the catering industry in China. JMU is further promoting the use of its platform for small- and medium-sized restaurants and restaurant chains in China.

Through cooperation with national and local industry associations and reputable restaurant groups across China, JMU has formed a leading industrial alliance and has great resource leverage in China’s catering industry. JMU works closely with suppliers and customers in the catering industry, providing one-stop procurement services, as well as other value-added services. For more information, please visit: http://ir.ccjmu.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “aim”, “anticipate”, “believe”, “estimate”, “expect”, “going forward”, “intend”, “ought to”, “plan”, “project”, “potential”, “seek”, “may”, “might”, “can”, “could”, “will”, “would”, “shall”, “should”, “is likely to” and the negative form of these words and other similar expressions. Among other things, statements that are not historical facts, including statements about JMU’s beliefs and expectations, the business outlook and quotations from management in this announcement, as well as JMU’s strategic and operational plans, are or contain forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: The general economic and business conditions in China may deteriorate. The growth of Internet and mobile user population in China might not be as strong as expected. JMU’s plan to enhance customer experience, upgrade infrastructure and increase service offerings might not be well received. JMU might not be able to implement all of its strategic plans as expected. Competition in China may intensify further. All information provided in this press release is as of the date of this press release and are based on assumptions that we believe to be reasonable as of this date, and JMU does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Contact:

Freda Feng, IR Director

JMU Limited

fengxiaohong@ccjmu.com

Tel: +86-21-6015-1166 ext.8904

Bill Zima

ICR Inc.

bill.zima@icrinc.com

Tel: +1(203)-682-8200

JMU LIMITED UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS (US dollars in thousands, except for number of shares and per share (or ADS) data)

	Three Months Ended
	March 31, 2017	March 31, 2018

Related parties	3,142	3,648
Third parties	16,540	25,899
Total Revenues	19,682	29,547
Cost of revenues	(19,576)	(29,322)
Gross profit	106	225

Operating expenses:
Selling and marketing	(3,868)	(1,626)
General and administrative	(1,833)	(1,232)
Impairment loss	-	-
Total operating expenses	(5,701)	(2,858)
Loss from operations	(5,595)	(2,633)
Interest expense	(17)	(221)
Other income, net	35	61
Loss before provision for income taxes	(5,577)	(2,793)
Income tax benefits	497	64
Net loss	(5,080)	(2,729)

Net loss per ordinary share
Basic	(0.00)	(0.00)
Diluted	(0.00)	(0.00)
Weighted average shares used in calculating net loss per ordinary share
Basic	1,475,946,602	1,476,257,423
Diluted	1,475,946,602	1,476,257,423

JMU LIMITED UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS) (US dollars in thousands)

	Three Months Ended
	March 31, 2017	March 31, 2018

Net loss	(5,080)	(2,729)
Other comprehensive income, net of tax of $nil:
Change in cumulative foreign currency translation adjustment	2,150	3,887
Comprehensive (loss) /income	(2,930)	1,158

JMU LIMITED UNAUDITED CONSOLIDATED BALANCE SHEETS (US dollars in thousands)

	December 31, 2017	March 31, 2018
ASSETS:
Current assets:
Cash and cash equivalents	4,912	1,545
Accounts receivable, net	3,296	8,376
Inventories	539	589
Prepaid expenses and other current assets, net	2,246	2,092
Amounts due from related parties	3,063	6,641
Total current assets	14,056	19,243
Non-current assets:
Property and equipment, net	1,795	1,741
Acquired intangible assets, net	10,264	10,319
Investment	768	797
Goodwill	108,940	112,999
Deferred tax assets	157	146
Other non-current assets	162	152
Total non-current assets	122,086	126,154
TOTAL ASSETS	136,142	145,397
LIABILITIES AND SHAREHOLDER’S EQUITY :
Current liabilities:
Short-term bank borrowings	7,685	7,971
Accounts and notes payable	3,981	9,127
Accrued expenses and other current liabilities	9,292	7,756
Advance from customers	1,244	933
Amounts due to related parties	604	2,253
Total current liabilities	22,806	28,040
Non-current liabilities:
Other non-current liabilities	1,534	1,619
Deferred tax liabilities	2,565	2,580
Amount due to related parties	5,686	8,322
Total non-current liabilities	9,785	12,521
TOTAL LIABILITIES	32,591	40,561
Commitments and contingencies
Shareholders’equity:
Ordinary shares	15	15
Additional paid-in capital	634,071	634,198
Accumulated deficit	(513,903)	(516,632)
Accumulated other comprehensive loss	(16,632)	(12,745)
Total shareholders’equity	103,551	104,836
TOTAL LIABILITIES AND SHAREHOLDERS’EQUITY	136,142	145,397

JMU LIMITED Reconciliation of Non-GAAP financial measures to comparable GAAP measures (US dollars in thousands)

		Three Months Ended
		March 31, 2017	March 31, 2018
Loss from operations		5,595	2,633
Net loss attributable to JMU Ltd.		5,080	2,729

Amortization of acquired intangible assets	a	2,050	324
Provision for income tax benefits	b	(497)	(64)
Share-based compensation	c	534	125
Impairment loss	d	-	-

Non-GAAP loss from operation (a)(c)(d)		3,011	2,184
Non-GAAP net loss attributable to JMU Ltd.(a)(b)(c)(d)		2,993	2,344

Note:

(a) Adjustment to exclude amortization of acquired intangible assets

(b) Adjustment to exclude income tax benefits

(c) Adjustment to exclude share-based compensation

(d) Adjustment to exclude impairment loss